SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:  December 31, 2003

Tel Aviv Stock Exchange Ltd	Registrar of Companies	Israel Securities Authority
54 Achad Ha'am St	PO Box 767	22 Kanfei Nesharim St
65202 Tel Aviv	91007 Jerusalem	95464 Jerusalem

re: RoboGroup T.E.K. Ltd – Results of General Meeting

RoboGroup T.E.K. Ltd. (the “Company”) announces the results of the general meeting of shareholders held on December 30, 2003.

All of the recommendations of the board of directors were accepted by the shareholders voting at the general meeting.

1.	Election of the Board of Directors of the Company.

Proposal: To elect Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schleifer, Gideon Missulawin, Menachem Zenziper, Arie Kraus and Alex Tal as directors of the Company.

Proposal was approved. Total participating votes were 9,128,205 – 7,863,471 for and 1,264,734 against.

2.	Authorization for the Chairman of the Board to serve concurrently as our Chief Executive Officer

Proposal: To authorize the Chairman of our Board of Directors, Mr. Rafael Aravot, to continue his serve as our Chief Executive Officer for an additional period of up to 3 years, commencing of the date of such authorization

Proposal was approved. Total participating votes were 7,246,900 – 5,920,072 for, 1,325,548 against and 1,280 abstained.

3.	Appointment of auditors of the Company.

Proposal: to appoint of the accounting firm Chaikin, Cohen, Rubin & Gilboa as auditors of the Company and authorization of the Board of Directors to determine their fees.

Proposal was approved. Total participating votes were 9,128,205 – 7,855,491 for, 1,237,288 against and 35,426 abstaining.

4.	Two proposals submitted and presented by a shareholder.

Proposal a: “Shareholders agree to appoint examiner to investigate allegations of wrong doing and self dealing by insiders. Specifically the examiner will evaluate potential misrepresentations in the Oxley statements signed by key Robo officers.”

Proposal was rejected. Total participating votes were 7,246,900 – 1,497,233 for, 5,718,057 against and 31,610 abstaining.

Proposal b: "All related party transactions be put for a vote."

Proposal was rejected. Total participating votes were 7,246,900 – 1,480,393 for, 5,724,267 against and 42,240 abstaining.

Very truly yours

RoboGroup T.E.K Ltd

December 31, 2003